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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 F O R M 10 - C

                 Report by Issuer of Securities Quoted on NASDAQ
                          Interdealer Quotation System

                  Filed Pursuant to Section 13 or 15(d) of the
      Securities Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder

                               SAFECO CORPORATION
                 (Exact name of issuer as specified in charter)

                     SAFECO Plaza, Seattle, Washington 98185
                    (Address of principal executive offices)

          Issuer's telephone number, including area code (206) 545-5000

                    I. CHANGE IN NUMBER OF SHARES OUTSTANDING

    Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.  Title of security       Common Stock, No Par
                     -----------------------------------------------------------

2.  Number of shares outstanding before the change
    62,984,415 at September 30, 1995
    ----------------------------------------------------------------------------

3.  Number of shares outstanding after the change
    2-for-1 stock split to be paid December 1, 1995
    ----------------------------------------------------------------------------

4.  Effective date of change
    payable December 1, 1995, to shareholders of record on November 13, 1995
    ----------------------------------------------------------------------------

5.  Method of change:
      Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split acquisition of stock for treasury, etc.)
      2 -for- 1 stock split
      --------------------------------------------------------------------------

      Give brief description of transaction

      payable December 1, 1995, to shareholders of record on November 13, 1995
                 ---------------------------------------------------------------

                          II. CHANGE IN NAME OF ISSUER

1.  Name prior to change
                           -----------------------------------------------------

2.  Name after change
                           -----------------------------------------------------

3.  Effective date of charter amendment changing name
                                                     ---------------------------

4.  Date of shareholder approval of change, if required
                                                       -------------------------


Date   November 3, 1995                ROD A. PIERSON
       ----------------                -----------------------------------------
                                         (Officer's signature & title)
                                       Rod A. Pierson, Senior Vice President,
                                       Secretary and Controller